SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2013

CGG

Tour Maine Montparnasse – 33 Avenue du Maine

BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

CGG awarded first proprietary BroadSeis 3D survey in

Colombia, extending Latin American coverage

Paris, France – June 12, 2013

CGG announced today that it has been awarded a contract by a subsidiary of Anadarko Petroleum Corporation and partner Ecopetrol to acquire and process a 5,500-km2 3D BroadSeisTM seismic survey on the Caribbean coast offshore Colombia. This is the largest marine seismic program ever acquired in Colombia and the first proprietary BroadSeis survey to be conducted in the country.

The survey, covering portions of the Col 5; Ura 4, Fuerte Norte, Fuerte Sur and Purple Angel blocks, will be acquired by the CGG Viking towing a 10 x 100 x 7050 m spread in a BroadSeis configuration using steerable Sercel Sentinel® solid streamers and CGG’s proprietary Dovetail™ efficient acquisition solution designed to achieve more regular sampling and reduce infill. The survey will start in the third quarter of 2013 and is expected to take four months. The survey data set will be processed in CGG’s Houston data center.

BroadSeis, CGG’s broadband marine solution, offers market-leading bandwidth, which will enhance imaging in this geologically challenging area known for its heavy faulting and strong multiple mask. BroadSeis will provide improved resolution of shallow targets and better penetration for the imaging of deeper objectives.

Jean-Georges Malcor, CEO, CGG, said: “We are pleased to win this contract. We look forward to working closely with Anadarko to maximize the benefits of BroadSeis for unlocking the potential of Colombia, a country where we have acquired ten surveys since 2006. CGG has now acquired over 50 BroadSeis surveys worldwide since its launch in 2010, confirming the position of BroadSeis as the industry’s preferred broadband technology.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Investor Relations Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 12th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Senior EVP